UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2005

Commission File Number _______________

INTRAWEST CORPORATION
(Registrant’s name)

Suite 800, 200 Burrard Street
Vancouver, British Columbia, Canada V6C 3L6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   [   ]               Form 40-F   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]               No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2005

INTRAWEST CORPORATION

By:	/s/ ROSS MEACHER

Name: Ross Meacher
Title: Corporate Secretary and Chief Privacy Officer

To Our Shareholders

     Our performance during the quarter and the six months ended December 31, 2004 was strengthened with the addition of Abercrombie & Kent (A&K) in July 2004. Revenue from resort and travel operations was up significantly due to the continued strong growth in A&K’s luxury adventure-travel destinations. With the acquisition of the remaining 55 per cent of Alpine Helicopters in December, we further bolstered our position in the specialty travel business sector. In December we also completed the sale of commercial properties at seven of our resort villages to a partnership with CNL Income Properties, Inc., another example of how we are focusing on our expertise-based business model. This transaction allowed us to sell assets more appropriately owned by a real estate investment trust and, since we continue to manage the properties, we maintain our relationship with commercial tenants and the ability to deliver the Intrawest customer experience in our resort villages.

Operating Results

(All dollar amounts are in US currency)

     Total revenue for the second quarter was $436.2 million compared with $350.0 million for the same period last year. Net income before the after-tax cost of expensing the call premium and unamortized costs on senior notes redeemed was $16.1 million or $0.34 per share compared with $10.6 million or $0.22 per share in the same period last year. Senior notes were redeemed in both years, resulting in $28.1 million of expenses in the second quarter of this year compared with $12.1 million in the second quarter of last year. After expensing the call premium and unamortized costs on senior notes redeemed, Intrawest incurred a net loss of $8.0 million or $0.17 per share in the quarter compared with net income of $0.2 million or $0.01 per share in the second quarter last year.

Total Company EBITDA (earnings before interest, income taxes, non-controlling interest, depreciation and amortization) was $57.3 million compared with $52.0 million in the same period last year. An increase in EBITDA from resort and travel operations and management services, due mainly to increased skier visits, strong results from A&K and growth in service fee business, was partially offset by reduced EBITDA from real estate due to fewer unit closings.

Further information on our operating results (including a reconciliation of Total Company EBITDA and other non-GAAP measures to the most comparable GAAP measures) is contained in Management’s Discussion and Analysis below.

Latest Company Developments

     In early February the independence of the Board of Directors was strengthened as we welcomed two new members: Ms. Marti Morfitt and Mr. Alex Wasilov. Ms. Morfitt is President and Chief Executive Officer of CNS, Inc. – The Breathe Right Company, a successful consumer health care products company based in Minnesota. Mr. Wasilov recently completed an assignment as Senior Advisor with American Express having played a key role in the purchase of Rosenbluth International, one of the world’s largest privately held corporate travel companies with over $3 billion in annual sales, by American Express. At the same time, Mr. Daniel Jarvis, a management member of the Board of Directors, resigned from his Board position, and will continue in his role as President and Chief Executive Officer, Leisure and Travel Group. The Board of Directors now consists of ten members with Joe Houssian, chairman, president and chief executive officer as the sole management member of the Board.

Outlook

     The execution of our business plan over the past two years has given us a strong balance sheet and positions us well to take advantage of opportunities for long-term growth. It also allows us to deal with obstacles that may impact our short-term performance. Our network of resorts across North America experienced a seven per cent increase in skier visits in the second quarter versus last year. This positive momentum was lost at the start of the third quarter as unusually warm weather patterns in the Pacific Northwest have impacted skier visits at our flagship resort, Whistler Blackcomb, as well as Panorama and Canadian Mountain Holidays. The pace of bookings at Whistler Blackcomb remains behind last year’s level and it is expected that skier visits will be lower year over year. However, due to the diversified nature of our resort network, great snow conditions at Mammoth, Copper and Winter Park will offset a portion of this decline.

On behalf of the Board,

Joe S. Houssian	John E. Currie
Chairman, President and	Chief Financial Officer
Chief Executive Officer

February 7, 2005

Management’s Discussion and Analysis

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with the more detailed MD&A (which includes a discussion of business risks) contained in our June 30, 2004 annual report. Statements contained in this report that are not historical facts are forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, our ability to implement our business strategies, seasonality, weather conditions, competition, general economic conditions, currency fluctuations, world events and other risks detailed in our filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

     Our financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). We use several non-GAAP measures to assess our financial performance, such as EBITDA and free cash flow. Such measures do not have a standardized meaning prescribed by GAAP and they may not be comparable to similarly titled measures presented by other companies. We have provided reconciliations between any non-GAAP measures mentioned in this MD&A and our GAAP financial statements. These non-GAAP measures are referred to in this disclosure document because we believe they are indicative measures of a company’s performance and are generally used by investors to evaluate companies in the resort industry.

     Additional information relating to our company, including our annual information form, is on SEDAR at www.sedar.com. The date of this interim MD&A is February 7, 2005.

THREE MONTHS ENDED DECEMBER 31, 2004 (THE “2004 QUARTER”)
COMPARED WITH THREE MONTHS ENDED DECEMBER 31, 2003 (THE “2003 QUARTER”)

Total revenue for the 2004 quarter was $436.2 million compared with $350.0 million for the 2003 quarter. Total Company EBITDA increased 10% from $52.0 million to $57.3 million. Net income before the after-tax cost of expensing the call premium and unamortized costs on senior notes redeemed was $16.1 million or $0.34 per share in the 2004 quarter compared with $10.6 million or $0.22 per share in 2003 quarter. We redeemed senior notes in both quarters and expensed $28.1 million of call premium and other costs in the 2004 quarter and $12.1 million in the 2003 quarter. After expensing the call premium and unamortized costs on senior notes redeemed, we incurred a net loss of $8.0 million or $0.17 per share in the 2004 quarter compared with net income of $0.2 million or $0.01 per share in the 2003 quarter.

REVIEW OF RESORT AND TRAVEL OPERATIONS

Resort and travel operations revenue increased from $111.3 million in the 2003 quarter to $195.3 million in the 2004 quarter. On July 2,2004, we acquired a 67% interest in Abercrombie & Kent (“A&K”), a worldwide luxury adventure-travel company, and we consolidated A&K’s results from the acquisition date. A&K generated revenue of $67.7 million in the 2004 quarter, principally from sales of travel tours. On December 15, 2004, we also acquired the remaining 55% of Alpine Helicopters that we did not already own. Given the late timing of this acquisition and since any difference was not material, we continued to consolidate 45% of Alpine’s revenue and expenses for the full 2004 quarter and we will make catch-up adjustments in our third quarter financial statements. Excluding A&K, resort and travel operations revenue increased 15% to $127.6 million. Revenue from the mountain resorts increased from $102.3 million to $116.9 million while revenue from the warm-weather resorts increased from $9.0 million to $10.7 million.

     The $14.6 million increase in mountain resort revenue was due mainly to a 7% increase in skier visits, with increases at all resorts except for Whistler Blackcomb, Stratton and Mountain Creek. Skier visits increased 5% at our eastern resorts and 8% at our western resorts. Although the season started slowly at most of our resorts in the 2004 quarter due to warm temperatures and lack of snow at both the resorts and in their primary markets, we experienced similar conditions last year, particularly in the East. The rise in the value of the Canadian dollar from an average rate of US$0.75 in the 2003 quarter to US$0.80 in the 2004 quarter increased reported mountain resort revenue by $3.5 million.

     Revenue per skier visit, adjusted for a constant Canadian dollar exchange rate, increased 3% in the 2004 quarter. Our eastern resorts saw a 1% decline in revenue per skier visit due mainly to an increase in lower yielding season pass visits at Blue Mountain. At our western resorts, revenue per skier visit increased 6% due to a relative shift in the mix of visitors from regional and day visitors to destination visitors, who typically purchase higher yielding tickets and spend more on non-ticket services.

     The $1.7 million or 19% increase in revenue from the warm-weather resorts in the 2004 quarter was primarily due to a 39% increase in occupied room nights at Sandestin, which drove higher retail, food and beverage, and golf revenue.

     The breakdown of resort and travel operations revenue by major business component was as follows:

	2004	2003
(MILLIONS)	QUARTER	QUARTER	INCREASE	CHANGE(%)

Mountain operations	$53.7	$49.2	$4.5	9
Retail and rental shops	28.2	23.6	4.6	19
Food and beverage	17.9	15.6	2.3	15
Ski school	11.6	9.9	1.7	17
Golf	4.6	3.3	1.3	39
Travel tours	66.3	—	66.3	n/a
Other	13.0	9.7	3.3	34

	$195.3	$111.3	$84.0	75

Resort and travel operations expenses increased from $89.8 million in the 2003 quarter to $164.8 million in the 2004 quarter, of which $62.7 million was due to the inclusion of A&K in our results. Excluding A&K, resort and travel operations expenses were $102.1 million in the 2004 quarter. Mountain resort expenses increased by $10.3 million to $87.9 million due mainly to the increased skier visits at our resorts, increased general and administrative costs of the recently formed Leisure and Travel Group and the impact on reported expenses of the higher Canadian dollar. Expenses at the warm-weather resorts increased by $2.0 million to $14.2 million due mainly to higher business volumes at Sandestin.

     Resort and travel operations EBITDA increased from $21.4 million in the 2003 quarter to $30.5 million in the 2004 quarter. The acquisition of A&K added $5.0 million to EBITDA while the impact of increased skier visits and other factors increased it by a further $4.1 million.

REVIEW OF MANAGEMENT SERVICES

Management services revenue increased from $24.4 million in the 2003 quarter to $36.6 million in the 2004 quarter. Strong resale markets at Sandestin and Stratton and higher sales fees from third-party developers enabled Playground (our real estate sales business) to increase its sales fees by $6.7 million and development and sales services fees charged to Leisura increased by $3.0 million as we had more projects under management. The balance of the increase in management services revenue in the 2004 quarter was derived mainly from lodging and property management fees due to a 19% increase in occupied room nights across our resorts. Occupied room nights increased at all resorts except for Stratton and Snowshoe and the growth was particularly strong at Sandestin and Mammoth.

     Management services expenses increased from $20.9 million in the 2003 quarter to $29.4 million in the 2004 quarter due to the higher volume of activity. EBITDA from management services more than doubled from $3.5 million in the 2003 quarter to $7.2 million in the 2004 quarter, due mainly to significantly increased profit on Playground and Leisura fees.

REVIEW OF REAL ESTATE OPERATIONS

Revenue from real estate development was $201.0 million in the 2004 quarter compared with $213.7 million in the 2003 quarter. Revenue for the 2004 quarter included $109.2 million from the sale of commercial properties at seven of our resort villages to a partnership in which CNL Income Properties, Inc., a real estate investment trust, is an 80% partner and we are a 20% partner. We also sold one project to Leisura for $14.5 million in the 2004 quarter compared with four projects for $44.0 million in the 2003 quarter. Excluding the sale of commercial properties and sales to Leisura, revenue generated by Intrawest Placemaking (our resort development business) decreased, as expected, from $161.3 million to $68.4 million while revenue generated by Intrawest Resort Club (our vacation ownership business) increased from $8.4 million to $8.9 million.

     Intrawest Placemaking closed 179 units in the 2004 quarter compared with 341 units in the 2003 quarter. The timing of unit closings is tied to a significant degree to construction completion and only one project completed construction in the 2004 quarter, allowing the closing of 90 units whereas four projects completed construction in the 2003 quarter, allowing the closing of 238 units. The average price per closed unit was $382,000 in the 2004 quarter, down from $473,000 in the 2003 quarter mainly due to unit type and resort mix. Relatively more single-family lots (25% of units versus 6%) and relatively fewer townhomes (9% of units versus 20%) were closed in the 2004 quarter than the 2003 quarter. Single-family lots typically have much lower sales prices than townhomes. In addition, the average price per closed unit in the 2003 quarter was increased by closings at two high-end fractional Storied Places properties at Whistler and Snowmass.

     The profit contribution from real estate development decreased to $14.3 million in the 2004 quarter from $18.4 million in the 2003 quarter due mainly to the lower number of closings. The contribution in the 2004 quarter includes profit on land sales to Leisura and equity income from Leisura, which are recognized on a percentage-of-completion basis, as well as a loss of $1.2 million on the sale of commercial properties at two resorts. We sold the commercial properties at the other five resorts at an aggregate gain of $10.4 million, however GAAP requires that gains be deferred, due to the sale and leaseback and equity accounting rules, while losses are recognized immediately.

REVIEW OF CORPORATE OPERATIONS

Interest and other income increased from $0.7 million in the 2003 quarter to $1.2 million in the 2004 quarter due mainly to higher interest income, including interest on notes to Leisura for project sales.

     Interest expense was $11.8 million in the 2004 quarter, down from $12.3 million in the 2003 quarter due to lower average debt levels and lower interest rates. During the 2004 quarter we redeemed $359.9 million of 10.5% senior notes and issued $329.9 million of 7.50% and 6.875% senior notes, resulting in annual interest savings of approximately $12 million. A significant portion of these savings will be reflected in reduced interest capitalized to real estate properties, which will increase income when the real estate properties are sold. Similarly in the 2003 quarter we redeemed $200 million 9.75% senior notes and issued $350 million 7.50% senior notes (using the excess proceeds to pay down our senior credit facility). As noted earlier, we expensed $28.1 million and $12.1 million of call premium and other costs, respectively, in the 2004 and 2003 quarters in connection with these redemptions.

     Depreciation and amortization expense was $14.7 million in the 2004 quarter, up from $11.5 million in the 2003 quarter due mainly to the inclusion of $1.2 million of depreciation and amortization at A&K, $0.5 million to amortize costs related to a business that was sold by RezRez and depreciation of capital expenditures made during the past year. In addition, the higher Canadian dollar increased reported depreciation of Canadian assets by $0.4 million in the 2004 quarter.

     Corporate general and administrative (“G&A”) expenses increased slightly from $5.4 million in the 2003 quarter to $5.5 million in the 2004 quarter. Higher compensation costs (including the cost of expensing stock options), increased corporate governance expenses, the cost of complying with privacy legislation and the impact on reported G&A of the stronger Canadian dollar offset a decline in corporate G&A expenses resulting from the transfer of personnel to the newly formed Leisure and Travel Group and the inclusion of their G&A expenses in resort and travel operations expenses.

     Non-controlling interest was $2.2 million in the 2004 quarter, the same as the 2003 quarter as lower non-controlling interest at Whistler Blackcomb, related mainly to reduced real estate closings, was offset by the inclusion of non-controlling interest in A&K.

SIX MONTHS ENDED DECEMBER 31, 2004 (THE “2004 PERIOD”)
COMPARED WITH SIX MONTHS ENDED DECEMBER 31, 2003 (THE “2003 PERIOD”)

Total revenue for the 2004 period was $642.7 million compared with $626.6 million for the 2003 period. Total Company EBITDA decreased from $77.5 million to $73.4 million as increased EBITDA, mainly from the acquisition of A&K, was offset by reduced EBITDA due to the timing of real estate closings. Net income before the after-tax cost of expensing the call premium and unamortized costs on senior notes redeemed was $9.4 million or $0.20 per share in the 2004 period compared with $11.6 million or $0.24 per share in the 2003 period. We redeemed senior notes in both periods and expensed $28.1 million in the 2004 period and $12.1 million in the 2003 period of call premium and other costs. After expensing the call premium and unamortized costs on senior notes redeemed, we incurred a net loss of $14.7 million or $0.31 per share in the 2004 period compared with net income of $1.2 million or $0.02 per share in the 2003 period.

REVIEW OF RESORT AND TRAVEL OPERATIONS

Resort and travel operations revenue increased from $165.6 million in the 2003 period to $324.6 million in the 2004 period. The acquisition of A&K in July 2004 increased resort and travel operations revenue by $138.2 million and the impact of the higher Canadian dollar increased reported revenue by a further $5.1 million. On a same-business, constant exchange rate basis, mountain resort revenue increased by $13.1 million due mainly to the 7% increase in skier visits described above and strong growth in summer revenue at many resorts, particularly Whistler Blackcomb, Tremblant and Mammoth. Revenue from the warm-weather resorts (on a constant exchange rate basis) increased by $2.6 million in the 2004 period due mainly to a 20% increase in occupied room nights at Sandestin, which drove higher golf, food and beverage, and activities revenue.

     EBITDA from resort and travel operations increased from $24.9 million in the 2003 period to $37.6 million in the 2004 period. The acquisition of A&K increased EBITDA by $13.3 million and other factors, particularly increased G&A expenses incurred as a result of the formation of the Leisure and Travel Group, reduced it by $0.6 million. A&K’s business is strongest in the first half of our fiscal year and its EBITDA for this period is not indicative of EBITDA for the remaining two quarters.

REVIEW OF MANAGEMENT SERVICES

Management services revenue increased 47% from $48.8 million in the 2003 period to $71.7 million in the 2004 period. Sales fees earned by Playground from third-party developers increased by $11.9 million due to the accelerated timing of real estate closings on newly constructed projects and to strong resales activity, and development services fees charged to Leisura increased by $7.2 million as more projects were under management. The balance of the increase in management services revenue was mainly due to higher lodging and property management fees as a result of a 12% increase in occupied room nights across our resorts in the 2004 period.

     The growth in revenues increased EBITDA from management services from $6.1 million in the 2003 period to $12.9 million in the 2004 period.

REVIEW OF REAL ESTATE OPERATIONS

Revenue from real estate development was $240.6 million in the 2004 period compared with $407.0 million in the 2003 period. As discussed above, revenue for the 2004 period included $109.2 million from the sale of commercial properties to a partnership with a real estate investment trust. We also sold two projects to Leisura for $19.8 million in the 2004 period, down from eight projects for $92.8 million in the 2003 period. Excluding the sale of commercial properties and sales to Leisura, revenue generated by Intrawest Placemaking decreased from $293.4 million to $91.4 million while revenue generated by Intrawest Resort Club decreased from $20.8 million to $20.2 million.

     Intrawest Placemaking closed 221 units in the 2004 period compared with 658 units in the 2003 period, reflecting the timing of construction completions as well as the impact of selling projects to Leisura (and closings of units in these projects being excluded from the Placemaking closings). For the fiscal year we expect to close about 600 units, down from 1,334 units in fiscal 2004.

     The profit contribution from real estate development decreased from $32.9 million in the 2003 period to $19.8 million in the 2004 period mainly due to the lower number of closings and to the $1.2 million loss on sale of commercial properties as discussed above.

REVIEW OF CORPORATE OPERATIONS

Interest and other income was $3.2 million in the 2004 period, down from $5.1 million in the 2003 period mainly because we collected $2.4 million in the 2003 period for fuel spill remediation costs expended in prior years at Mammoth.

     Interest expense was $23.1 million in the 2004 period, up from $22.2 million in the 2003 period. Interest incurred was 12% lower in the 2004 period (due to lower average debt levels and lower interest rates), however 23% less interest was capitalized to real estate (partly due to the sale of projects to Leisura). In addition, we consolidated $0.8 million of interest in connection with the acquisition of A&K.

     Depreciation and amortization expense increased from $21.6 million in the 2003 period to $26.0 million in the 2004 period due mainly to the inclusion of $2.8 million of depreciation and amortization at A&K and depreciation of capital expenditures made during the past year. In addition, the higher Canadian dollar increased reported depreciation of Canadian assets by $0.7 million in the 2004 period.

     Corporate general and administrative expenses increased from $9.5 million in the 2003 period to $9.9 million in the 2004 period. Higher compensation costs (including $0.4 million to expense the cost of stock options further to our change in accounting policy) increased corporate governance and privacy compliance expenses and the impact on reported G&A of the stronger Canadian dollar offset a decline in corporate G&A expenses resulting from the transfer of personnel to the newly formed Leisure and Travel Group and the inclusion of their G&A expenses in resort and travel operations expenses.

     Non-controlling interest was $3.1 million in the 2004 period, up from $2.1 million in the 2003 period as lower non-controlling interest at Whistler Blackcomb, related mainly to reduced real estate closings, was offset by the inclusion of non-controlling interest in A&K.

LIQUIDITY AND CAPITAL RESOURCES

Our ability to generate free cash flow is important to our long-term success. Free cash flow is the amount of cash flow generated by our businesses that is available to be used to invest in new acquisition opportunities or to repay debt or potentially to buy back shares or make distributions to shareholders. We generated $57.1 million of free cash flow in the 2004 quarter that we primarily used to acquire the remaining 55% of shares of Alpine Helicopters that we did not already own, up from free cash flow of $49.1 million in the 2003 quarter that we used mainly to pay down debt. For the 2004 period we now have negative free cash flow of $33.9 million compared with positive free cash flow of $41.7 million in the 2003 period due mainly to the timing of real estate closings.

     The following table identifies the major sources and uses of cash in the 2004 and 2003 quarters and periods. This table should be read in conjunction with the Consolidated Statements of Cash Flows, which are more detailed as prescribed by GAAP.

	2004	2003		2004	2003
(MILLIONS)	QUARTER	QUARTER	CHANGE	PERIOD	PERIOD	CHANGE

Funds from operations	$12.5	$17.6	$(5.1)	$18.7	$30.4	$(11.7)
Net recovery of (investment in) real estate properties	36.1	73.4	(37.3)	(6.4)	98.6	(105.0)
Acquisitions, resort capex and other investments	(80.1)	(36.2)	(43.9)	(88.9)	(47.7)	(41.2)
Net cash flow from long-term receivables and working capital	53.0	(5.8)	58.8	22.7	(25.4)	48.1

Net cash flow from operating and investing activities	21.5	49.0	(27.5)	(53.9)	55.9	(109.8)
Net financing inflows (outflows)	22.7	(28.2)	50.9	81.4	(72.7)	154.1

Increase (decrease) in cash	$44.2	$20.8	$23.4	$27.5	$(16.8)	$44.3

The negative swings in funds from operations and net real estate investment for the quarter and the year-to-date were mainly due to the lower number of real estate closings in 2004, as described above. The timing of project sales to Leisura also increased our recovery of real estate properties in 2003 more than 2004. Funds from operations were also reduced by the higher call premium costs to redeem senior notes in 2004. These negative swings in cash flow were partially offset by the sale of commercial properties in the 2004 quarter, which generated $64.2 million of cash (before making our 20% investment in the partnership that purchased the properties). In order to facilitate the closing of the U.S. tranche of the commercial sale, we provided bridge financing of $45 million, which the purchaser is obligated to refinance.

     Acquisitions, resort capital expenditures (“capex”) and other investments used $80.1 million cash in the 2004 quarter compared with $36.2 million in the 2003 quarter. The major uses were as follows:

▪	We paid $41.6 million for the acquisition of 55% of the shares of Alpine Helicopters that we did not already own. Net of cash acquired in the acquisition, our investment was $36.7 million. We did not make any acquisitions in the 2003 quarter.

▪	We spent $24.4 million on resort and travel capex in the 2004 quarter, up from $22.6 million in the 2003 quarter. We expect to spend a total of approximately $70 million to $80 million on resort and travel capex during fiscal 2005, somewhat higher than the $69.3 million spent in fiscal 2004, due mainly to capital projects of our recently acquired businesses and expenditures to standardize technology across resorts.

▪	We spent $9.4 million in the 2004 quarter for our 20% interest in the partnership that purchased our commercial properties. We will account for this investment on an equity basis.

▪	We incurred costs of $5.9 million in the 2004 quarter in connection with the issue of senior notes, down from $6.9 million in the 2003 quarter. These costs are amortized over the term of the notes.

▪	We recovered $0.5 million of our investment in Leisura in the 2004 quarter, being our equity for the one project that was purchased by Leisura in the quarter, net of reimbursement of working capital loans. In the 2003 quarter we invested $24.5 million in connection with projects purchased by Leisura.

     For the 2004 period, expenditures on acquisitions, capex and other investments now total $87.7 million, up from $47.7 million in the 2003 period. In addition to the amounts described above, we spent $24.6 million and $25.8 million, respectively, on capex, investments in Leisura and other assets in the first three months of the 2004 and 2003 periods. These expenditures were partially offset by $15.7 million of cash acquired on the acquisition of 67% of A&K, net of our acquisition cost in the first three months of the 2004 period, and $14.2 million of proceeds from sales of non-core assets (including our investment in Compagnie des Alpes) in the first three months of the 2003 period.

     Long-term receivables and working capital provided $53.0 million of cash in the 2004 quarter compared with a use of $5.8 million of cash in the 2003 quarter. This represents the cash flow from changes in receivables, other assets, payables and deferred revenue. The shift was mainly due to a significant increase in deferred revenue from season pass sales, tour bookings at A&K, real estate deposits (particularly at Les Arcs) and the deferred gain on the sale of commercial properties.

     In total, our operating and investing activities provided $21.5 million of cash in the 2004 quarter, down from $49.0 million in the 2003 quarter. For the 2004 period, operating and investing activities have used $53.9 million of cash, which we funded primarily by drawing on our senior credit facility, compared with a cash inflow of $55.9 million in the 2003 period, which we applied primarily to pay down our senior credit facility.

     We have a number of revolving credit facilities to meet our capital needs. Our main source of liquidity, our senior credit facility, was renewed during the 2004 period for a term of three years and its capacity was increased to $425 million. At December 31,2004, we had drawn $217.5 million under this facility and we had also issued letters of credit for $61.9 million, leaving $145.6 million available to cover future liquidity requirements. Several of our resorts also have lines of credit in the range of $5 million to $10 million each to fund seasonal cash requirements. Financing for real estate construction is generally provided by one-off project-specific loans. We believe that these credit facilities, combined with cash on hand and internally generated cash flow, are sufficient to finance all our normal operating needs. This is particularly the case at this time of year as we are entering the peak season at our mountain resorts in the third quarter and our real estate closings are disproportionately weighted towards the fourth quarter.

     In October 2004 we purchased $359.9 million or approximately 90% of our 10.5% senior notes due February 1, 2010. The funds used to make this payment were provided mainly by a new issue of $225 million 7.5% senior notes due October 15,2013 and Cdn$125 million 6.875% senior notes due October 15, 2009. We redeemed the remaining $34.3 million 10.5% senior notes on February 1, 2005, drawing on our senior credit facility to do so. With the refinancing of our senior notes and renewal of our senior credit facility now completed, the major objectives we set at the beginning of the fiscal year with respect to our capital structure have been satisfied.

ADDITIONAL INFORMATION
TOTAL COMPANY EBITDA

	2004	2003	2004	2003
(MILLIONS)	QUARTER	QUARTER	PERIOD	PERIOD

Cash flow provided by operating activities	$101.6	$85.2	$35.1	$103.6
Add (deduct):
Changes in non-cash operating assets and liabilities	(89.1)	(67.6)	(16.4)	(73.2)
Current income tax expense	(0.9)	0.4	(1.9)	0.5
Interest expense	11.8	12.3	23.1	22.2
Interest in real estate costs	10.7	14.0	13.0	23.0
Call premium and unamortized costs on senior notes redeemed	28.1	12.1	28.1	12.1

	62.2	56.4	81.0	88.2
Interest and other income, net of non-cash items	(4.9)	(4.4)	(7.6)	(10.7)

Total Company EBITDA	$57.3	$52.0	$73.4	$77.5

RESORT AND TRAVEL OPERATIONS EBITDA

	2004	2003	2004	2003
(MILLIONS)	QUARTER	QUARTER	PERIOD	PERIOD

Resort and travel operations revenue	$195.3	$111.3	$324.6	$165.6
Resort and travel operations expenses	164.8	89.9	287.0	140.7

Resort and travel operations EBITDA	$30.5	$21.4	$37.6	$24.9

MANAGEMENT SERVICES EBITDA

	2004	2003	2004	2003
(MILLIONS)	QUARTER	QUARTER	PERIOD	PERIOD

Management services revenue	$36.6	$24.4	$71.7	$48.8
Management services expenses	29.4	20.9	58.8	42.7

Management services EBITDA	$7.2	$3.5	$12.9	$6.1

NET INCOME BEFORE EXPENSES TO REDEEM SENIOR NOTES

	2004	2003	2004	2003
(MILLIONS)	QUARTER	QUARTER	PERIOD	PERIOD

Net Income (loss)	$(8.0)	$0.2	$(14.7)	$1.2
Call premium and unamortized costs of senior notes redeemed, net of income tax	24.1	10.4	24.1	10.4

Net income before expenses to redeem senior notes	$16.1	$10.6	$9.4	$11.6

FREE CASH FLOW

	2004	2003	2004	2003
(MILLIONS)	QUARTER	QUARTER	PERIOD	PERIOD

Cash flow provided by operating activities	$100.3	$85.2	$33.8	$103.6
Expenditures on resort and travel operations assets	(24.4)	(22.6)	(41.8)	(38.0)
Expenditures on other assets	(19.3)	(6.0)	(24.5)	(9.8)
Investment in Leisura	0.5	(7.5)	(1.4)	(14.1)

Free cash flow	$57.1	$49.1	$(33.9)	$41.7

QUARTERLY FINANCIAL SUMMARY
(in millions, except per share amounts)

	Q2 - 05	Q1 - 05	Q4 - 04	Q3 - 04	Q2 - 04	Q1 - 04	Q4 - 03	Q3 - 03

Total revenue	$436.2	$206.5	$487.2	$437.9	$350.0	$276.6	$371.4	$404.9
Net income (loss)	(8.0)	(6.7)	2.6	56.2	0.2	0.9	(14.4)	56.8
PER COMMON SHARE:
Net income (loss)
Basic	(0.17)	(0.14)	0.05	1.18	0.01	0.02	(0.31)	1.20
Diluted	(0.17)	(0.14)	0.05	1.17	0.01	0.02	(0.30)	1.19

OUTSTANDING SHARE DATA
As at February 7, 2005, we have issued and there are outstanding 48,015,826 common shares and stock options exercisable for 4,125,068 common shares.

C o n s o l i d a t e d  S t a t e m e n t s
o f  O p e r a t i o n s  a n d   R e t a i n e d  E a r n i n g s
(in thousands of United States dollars, except per share amounts)(unaudited)

	THREE MONTHS ENDED DECEMBER 31		SIX MONTHS ENDED DECEMBER 31
	2004	2003	2004	2003

RESORT AND TRAVEL OPERATIONS:
Revenue	$195,283	$111,278	$324,583	$165,629
Expenses	164,790	89,841	287,014	140,734

Resort and travel operations contribution	30,493	21,437	37,569	24,895

MANAGEMENT SERVICES:
Revenue	36,608	24,355	71,688	48,839
Expenses	29,397	20,897	58,767	42,764

Management services contribution	7,211	3,458	12,921	6,075

REAL ESTATE DEVELOPMENT:
Revenue	200,950	213,691	240,571	406,979
Expenses	188,763	195,287	223,313	374,032

	12,187	18,404	17,258	32,947
Income from equity accounted investment	2,128	—	2,588	—

Real estate development contribution	14,315	18,404	19,846	32,947

Income before undernoted items	52,019	43,299	70,336	63,917
Interest and other income	1,199	657	3,244	5,110
Interest expense	(11,768)	(12,257)	(23,140)	(22,151)
Corporate general and administrative expenses	(5,488)	(5,363)	(9,941)	(9,477)
Depreciation and amortization	(14,686)	(11,480)	(26,023)	(21,563)
Call premium and unamortized costs of senior notes redeemed	(28,069)	(12,074)	(28,069)	(12,074)

Income (loss) before income taxes and non-controlling interest	(6,793)	2,782	(13,593)	3,762
Provision for income taxes	941	(381)	1,942	(528)
Non-controlling interest	(2,172)	(2,163)	(3,051)	(2,058)

Net income (loss)	(8,024)	238	(14,702)	1,176
Retained earnings, beginning of period	312,205	265,578	318,883	264,640
Dividends	(3,037)	(2,836)	(3,037)	(2,836)

Retained earnings, end of period	$301,144	$262,980	$301,144	$262,980

Net income (loss) per common share:
Basic and diluted	$(0.17)	$0.01	$(0.31)	$0.02

Weighted average number of common shares outstanding (in thousands)
Basic	47,645	47,586	47,634	47,580
Diluted	47,645	47,841	47,634	47,787

See accompanying notes to consolidated financial statements.

C o n s o l i d a t e d  B a l a n c e  S h e e t s
(in thousands of United States dollars)

	DECEMBER 31, 2004	JUNE 30, 2004
	(UNAUDITED)	(AUDITED)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$137,310	$109,816
Amounts receivable	143,527	142,427
Other assets	226,048	94,105
Resort properties	377,526	412,343
Future income taxes	19,151	18,638

	903,562	777,329
Resort and travel operations	1,066,384	940,949
Resort properties	409,489	368,309
Amounts receivable	100,299	52,958
Investment in and advances to Leisura (note 8)	56,157	50,899
Other assets	87,202	65,306
Goodwill (note 3)	30,549	—

	$2,653,642	$2,255,750

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Amounts payable	$271,788	$209,037
Deferred revenue and deposits	259,710	87,649
Bank and other indebtedness	132,569	109,685

	664,067	406,371
Bank and other indebtedness	952,919	849,132
Deferred revenue and deposits	79,653	82,211
Future income taxes	89,752	87,461
Non-controlling interest in subsidiaries	42,289	43,266

	1,828,680	1,468,441
SHAREHOLDERS’ EQUITY:
Capital stock (note 4)	465,435	463,485
Retained earnings	301,144	318,883
Foreign currency translation adjustment	58,383	4,941

	824,962	787,309

	$2,653,642	$2,255,750

See accompanying notes to consolidated financial statements.

C o n s o l i d a t e d  S t a t e m e n t s  o f  C a s h  F l o w s
(in thousands of United States dollars)(unaudited)

	THREE MONTHS ENDED DECEMBER 31		SIX MONTHS ENDED DECEMBER 31
	2004	2003	2004	2003

CASH PROVIDED BY (USED IN):
OPERATIONS:
Net income (loss)	$(8,024)	$238	$(14,702)	$1,176
Items not affecting cash:
Depreciation and amortization	14,686	11,480	26,023	21,563
Non-cash costs of senior notes redeemed	4,371	2,324	4,371	2,324
Income from equity accounted investment	(2,128)	—	(2,588)	—
Amortization of financing costs	685	874	1,275	1,659
Stock-based compensation	230	—	440	—
Amortization of benefit plan	296	507	573	991
Non-controlling interest	2,172	2,163	3,051	2,058
Loss on asset disposals	208	—	208	676

Funds from operations	12,496	17,586	18,651	30,447
Recovery of costs through real estate sales	143,763	195,287	178,313	374,032
Acquisition and development of properties held for sale	(107,649)	(121,940)	(184,682)	(275,485)
Changes in long-term amounts receivable, net	3,766	(1,141)	(1,319)	1,175
Changes in non-cash operating working capital (note 7)	49,209	(4,629)	24,121	(26,556)

	101,585	85,163	35,084	103,613
FINANCING:
Bank and other borrowings, net	28,173	(16,040)	88,940	(58,960)
Issue of common shares for cash	663	32	937	250
Dividends paid	(3,037)	(2,836)	(3,037)	(2,836)
Distributions to non-controlling interest	(3,131)	(9,386)	(5,446)	(11,186)

	22,668	(28,230)	81,394	(72,732)
INVESTMENTS:
Proceeds from (expenditures on):
Resort and travel operations assets	(24,373)	(22,620)	(41,795)	(38,013)
Investment in Leisura	468	(7,494)	(1,435)	(14,091)
Other assets	(19,271)	(6,041)	(24,516)	(9,805)
Business acquisitions, net of cash acquired (note 3)	(36,974)	—	(21,297)	—
Asset disposals	59	—	59	14,222

	(80,091)	(36,155)	(88,984)	(47,687)

Increase (decrease) in cash and cash equivalents	44,162	20,778	27,494	(16,806)
Cash and cash equivalents, beginning of period	93,148	89,248	109,816	126,832

Cash and cash equivalents, end of period	$137,310	$110,026	$137,310	$110,026

(Supplemental information (note 7))
See accompanying notes to consolidated financial statements.

N o t e s   t o   C o n s o l i d a t e d   F i n a n c i a l   S t a t e m e n t s
(in thousands of United States dollars, unless otherwise indicated)

1   B A S I S   O F     P R E S E N T A T I O N :

These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended June 30, 2004. In the opinion of Management, all adjustments necessary for a fair presentation are reflected in these interim financial statements. Such adjustments are of a normal and recurring nature. The results of operations for the interim periods reported are not necessarily indicative of the operating results expected for the year.

     The significant accounting policies used in preparing these consolidated financial statements are consistent with those used in preparing the Company’s consolidated financial statements for the year ended June 30, 2004.

     Certain comparative figures for 2003 have been reclassified to conform with the financial statement presentation adopted in the current year.

2   S E A S O N A L I T Y   O F   O P E R A T I O N S :

Resort and travel operations are highly seasonal which impacts reported quarterly earnings. The majority of the Company’s resort and travel operations revenue is generated during the period from November to April. Furthermore, during this period a significant portion of resort and travel operations revenue is generated on certain holidays (particularly Christmas, Presidents’ Day and school spring breaks) and on weekends.

     The Company’s real estate operations tend to be somewhat seasonal as well, with construction primarily taking place during the summer and the majority of sales closing in the December to June period.

3   B U S I N E S S   A C Q U I S I T I O N S :

On July 2, 2004, the Company acquired 67% of the issued and outstanding share capital of Abercrombie & Kent Group of Companies (A&K). The Company acquired the shares at a cost, including costs of acquisition, of $4,347,000 and advanced $5,500,000 to A&K.

     The acquisition has been accounted for using the purchase method. The consideration has been allocated to identifiable assets acquired and liabilities assumed based on their estimated fair values with the excess consideration recorded to goodwill, as follows:

Cash	$19,727
Property and equipment	17,480
Long-term receivables	587
Intangible assets	2,000
Net current liabilities	(49,796)
Bank and other indebtedness	(18,652)
Long-term liabilities	(834)
Non-controlling interest	(499)
Goodwill	34,334

Total consideration	$4,347

Included in goodwill at the date of acquisition is $9,179,000 which relates to the non-controlling interest’s share of the pre-acquisition deficit of A&K. This amount will be drawn down each period by the amount of the non-controlling interest’s share of earnings until the balance is eliminated. Goodwill has been reduced by $3,785,000 to $30,549,000 for the non-controlling interest’s share of earnings for the six months ended December 31, 2004.

     On December 15, 2004, the Company acquired the remaining 55% issued and outstanding share capital of Alpine Helicopters Ltd. that it did not already own. The Company acquired the shares at a cost, including costs of acquisition, of $41,597,000.

     The acquisition has been accounted for using the purchase method. The consideration has been allocated to identifiable assets acquired and liabilities assumed based on their estimated fair values, as follows:

Cash	$4,920
Property and equipment	51,210
Long-term receivables	435
Intangible assets	4,558
Net current liabilities	(4,854)
Bank and other indebtedness	(2,007)
Long-term liabilities	(2,029)
Future income tax liability	(10,636)

Total consideration	$41,597

4   C A P I TA L    S T O C K :

	DECEMBER 31, 2004	JUNE 30, 2004
	(UNAUDITED)	(AUDITED)

Common shares	$462,044	$460,534
Contributed surplus	3,391	2,951

	$465,435	$463,485

( i ) C O M M O N  S H A R E S :

	NUMBER OF	2004
	COMMON SHARES	AMOUNT
	(UNAUDITED)	(UNAUDITED)

Balance, June 30, 2004	47,604,562	$460,534
Issued for cash under stock option plan	67,850	937
Amortization of benefit plan, net	—	573

Balance, December 31, 2004	47,672,412	$462,044

In addition to the stock options exercised during the six months ended December 31, 2004, 386,500 stock options were granted and 4,000 were forfeited. A total of 4,176,300 stock options remain outstanding as at December 31, 2004.

( i i ) S T O C K  C O M P E N S A T I O N :

Effective July 1, 2003, the Company adopted, on a prospective basis, the fair value measurement of stock-based compensation. Under the fair value method, compensation cost for options is measured at fair value at the date of grant and is expensed over the vesting period. The fair value of options issued in the six months ended December 31, 2004 amounted to $ 2,473,000 and is being amortized as an expense over the vesting period of five years. The total stock compensation expense for the six months ended December 31, 2004 was $ 440,000 (2003 — nil).

     Had compensation expense for stock options granted between July 1, 2001 and June 30, 2003 been determined by a fair value method, the Company’s net income would have been reduced to the pro forma amount indicated below:

	2004	2003
THREE MONTHS ENDED DECEMBER 31	(UNAUDITED)	(UNAUDITED)

Net income (loss), as reported	$(8,024)	$238
Estimated fair value of option grants	(659)	(708)

Loss, pro forma	$(8,683)	$(470)

PRO FORMA INCOME PER COMMON SHARE:
Basic and diluted	$(0.18)	$(0.01)

	2004	2003
SIX MONTHS ENDED DECEMBER 31	(UNAUDITED)	(UNAUDITED)

Net income (loss), as reported	$(14,702)	$1,176
Estimated fair value of option grants	(1,276)	(1,290)

Loss, pro forma	$(15,978)	$(114)

PRO FORMA INCOME PER COMMON SHARE:
Basic and diluted	$(0.34)	$0.00

The estimated fair value of option grants excludes the effect of those granted before July 1, 2001. The fair value of options granted during the six months ended December 31, 2004 was $6.19 per option on the grant date on a weighted average basis.

     Fair value determinations have been calculated using the Black-Scholes model and the following assumptions:

	2004	2003
SIX MONTHS ENDED DECEMBER 31	(UNAUDITED)	(UNAUDITED)

Dividend yield (%)	0.9	0.9
Risk-free interest rate (%)	3.38	3.38
Expected option life (years)	7	7
Expected volatility (%)	33	35

5 E A R N I N G S  P E R  S H A R E :

Basic earnings per common share (“EPS”) is calculated by dividing net income attributable to common shareholders (“numerator”) by the weighted average number of common shares outstanding (“denominator”). Diluted EPS reflects the potential dilution that could occur if outstanding dilutive options were exercised and the cash received was used to repurchase common shares at the average market price for the period.

     The numerator for basic and diluted EPS was the same for both periods presented. The reconciliation of the denominators used is as follows:

	THREE MONTHS ENDED DECEMBER 31		SIX MONTHS ENDED DECEMBER 31
	2004	2003	2004	2003

Denominator (in thousands of shares):
Weighted average number of common shares outstanding – basic	47,645	47,586	47,634	47,580
Effect of dilutive options	—	109	—	61
Effect of shares purchased for benefit plan	—	146	—	146

Weighted average number of common shares outstanding – diluted	47,645	47,841	47,634	47,787

The computation of diluted EPS for the six months ended December 31, 2004 and 2003 excludes the effect of the assumed exercise of options to purchase 4,176,300 and 3,451,300 common shares, respectively, because the effect would be anti-dilutive.

6 S E G M E N T E D  I N F O R M A T I O N :
The following table presents the Company’s operating results by reportable segment:

THREE MONTHS ENDED	MOUNTAIN	NON-	REAL
DECEMBER 31, 2004 (UNAUDITED)	RESORT	MOUNTAIN	ESTATE	CORPORATE	TOTAL

SEGMENT REVENUE:
Resort and travel operations	$116,929	$78,354	$—	$—	$195,283
Management services	15,564	3,251	17,793	—	36,608
Real estate development	—	—	203,078	—	203,078
Corporate and all other	—	—	—	1,199	1,199

	$132,493	$81,605	$220,871	$1,199	$436,168

SEGMENT OPERATING PROFIT:
Resort and travel operations	$28,123	$2,370	$—	$—	$30,493
Management services	(2,415)	1,008	8,618	—	7,211
Real estate development	—	—	14,315	—	14,315
Corporate and all other	—	—	—	1,199	1,199

	$25,708	$3,378	$22,933	$1,199	53,218

LESS:
Interest					(11,768)
Corporate general and administrative					(5,488)
Depreciation and amortization					(14,686)
Call premium and unamortized costs of senior notes redeemed					(28,069)

Loss before income taxes and non-controlling interest					$(6,793)

SIX MONTHS ENDED	MOUNTAIN	NON-	REAL
DECEMBER 31, 2004 (UNAUDITED)	RESORT	MOUNTAIN	ESTATE	CORPORATE	TOTAL

SEGMENT REVENUE:
Resort and travel operations	$160,446	$164,137	$—	$—	$324,583
Management services	27,791	10,550	33,347	—	71,688
Real estate development	—	—	243,159	—	243,159
Corporate and all other	—	—	—	3,244	3,244

	$188,237	$174,687	$276,506	$3,244	$642,674

SEGMENT OPERATING PROFIT:
Resort and travel operations	$28,554	$9,015	$—	$—	$37,569
Management services	(5,685)	3,852	14,754	—	12,921
Real estate development	—	—	19,846	—	19,846
Corporate and all other	—	—	—	3,244	3,244

	$22,869	$12,867	$34,600	$3,244	73,580

LESS:
Interest					(23,140)
Corporate general and administrative					(9,941)
Depreciation and amortization					(26,023)
Call premium and unamortized costs of senior notes redeemed					(28,069)

Loss before income taxes and non-controlling interest					$(13,593)

THREE MONTHS ENDED	MOUNTAIN	NON-	REAL
DECEMBER 31, 2003 (UNAUDITED)	RESORT	MOUNTAIN	ESTATE	CORPORATE	TOTAL

SEGMENT REVENUE:
Resort and travel operations	$102,261	$9,017	$—	$—	$111,278
Management services	12,130	2,190	10,035	—	24,355
Real estate development	—	—	213,691	—	213,691
Corporate and all other	—	—	—	657	657

	$114,391	$11,207	$223,726	$657	$349,981

SEGMENT OPERATING PROFIT:
Resort and travel operations	$23,412	$(1,975)	$—	$—	$21,437
Management services	213	440	2,805	—	3,458
Real estate development	—	—	18,404	—	18,404
Corporate and all other	—	—	—	657	657

	$23,625	$(1,535)	$21,209	$657	43,956

LESS:
Interest					(12,257)
Corporate general and administrative					(5,363)
Depreciation and amortization					(11,480)
Call premium and unamortized costs on bonds redeemed					(12,074)

Income before income taxes and non-controlling interest					$2,782

SIX MONTHS ENDED	MOUNTAIN	NON-	REAL
DECEMBER 31, 2003 (UNAUDITED)	RESORT	MOUNTAIN	ESTATE	CORPORATE	TOTAL

SEGMENT REVENUE:
Resort and travel operations	$142,370	$23,259	$—	$—	$165,629
Management services	24,844	8,746	15,249	—	48,839
Real estate development	—	—	406,979	—	406,979
Corporate and all other	—	—	—	5,110	5,110

	$167,214	$32,005	$422,228	$5,110	$626,557

SEGMENT OPERATING PROFIT:
Resort and travel operations	$26,632	$(1,737)	$—	$—	$24,895
Management services	(4,113)	4,331	5,857	—	6,075
Real estate development	—	—	32,947	—	32,947
Corporate and all other	—	—	—	5,110	5,110

	$22,519	$2,594	$38,804	$5,110	69,027

LESS:
Interest					(22,151)
Corporate general and administrative					(9,477)
Depreciation and amortization					(21,563)
Call premium and unamortized costs on bonds redeemed					(12,074)

Income before income taxes and non-controlling interest					$3,762

7 C A S H  F L O W  I N F O R M A T I O N :

	THREE MONTHS ENDED DECEMBER 31		SIX MONTHS ENDED DECEMBER 31
	2004	2003	2004	2003
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)

CASH PROVIDED BY (USED IN):
Amounts receivable	$3,515	$7,352	$28,718	$12,129
Other assets	(85,692)	(44,670)	(134,491)	(58,267)
Amounts payable	51,091	7,755	24,634	(12,770)
Deferred revenue	80,295	24,934	105,260	32,352

	$49,209	$(4,629)	$24,121	$(26,556)

SUPPLEMENTAL INFORMATION:
Interest paid	$28,543	$26,291	$56,292	$45,187
Income, franchise and withholding taxes paid	2,540	2,068	6,183	3,107
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Notes receivable on sale of properties to Leisura	406	1,467	406	8,178
Notes received on asset disposals	45,000	—	45,000	—
Bank and other indebtedness incurred on acquisition	2,007	—	20,659	—

8 R E L A T E D  P A R T Y  T R A N S A C T I O N S :

( i ) I N V E S T M E N T  I N  L E I S U R A

The Company sells certain real estate projects to partnerships in which it exercises significant influence (collectively, the “Leisura Partnerships”). Total proceeds on the sales consist of cash, the assumption of certain project-related working capital accounts, and notes receivable. Profit on the sales of the projects is deferred and recognized as revenue on the sales of the projects is realized by the Leisura Partnerships. During the six months ended December 31, 2004, the Company sold two real estate projects to the Leisura Partnerships for proceeds of $19,824,000 (2003 — eight projects for proceeds of $92,756,000).

     Development and sales management fees earned during the six months ended December 31, 2004 totaled $11,775,000 (2003 — $4,536,000) and have been included in management services revenue. Interest income related to the notes receivable and working capital loans of $555,000 has been included in interest and other income for the six months ended December 31, 2004 (2003 — $307,000).

	DECEMBER 31, 2004	JUNE 30, 2004
INVESTMENT IN AND ADVANCES TO LEISURA:	(UNAUDITED)	(AUDITED)

Equity contributions	$39,201	$33,450
Leisura formation costs	3,813	3,810
Notes receivable and working capital loans	8,872	11,956
Equity income, cumulative (net of amortization of formation costs)	4,271	1,683

	$56,157	$50,899

At December 31, 2004, deferred revenue includes $24,330,000 (June 30, 2004 — $31,702,000) relating to the sale of projects to the Leisura Partnerships and amounts receivable includes $17,099,000 (June 30, 2004 — $13,582,000) due from the Leisura Partnerships.

( i i ) C O M M E R C I A L    P R O P E R T I E S

In December 2004 the Company sold commercial properties at seven of its resorts to a partnership for proceeds of $109,176,000, comprising cash of $64,176,000 and a note receivable of $45,000,000. The Company has a 20% interest in the partnership for an equity contribution of $9,412,000. The Company has leased approximately 30% of the space within the properties for its resort and travel operations, for terms up to 20 years with aggregate rental payments approximating $87,766,000. In addition, the Company has committed to head-lease premises that were vacant at the time of closing for up to four years. The maximum amount payable under these commitments is estimated at $6,664,000 from 2005 to 2008. These commitments will be reduced by revenue earned by the Company from subleasing the vacant space.

     The Company recorded a loss of $1,180,000 on the sale of commercial properties at two resorts. The gain on sale of commercial properties at five resorts totaling $10,421,000 net of the estimated cost of the commitment to head-lease vacant premises, is deferred and will be recognized over the useful lives of the properties.